

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2011

Glade M. Knight
Chief Executive Officer
Apple REIT Nine, Inc.
814 East Main Street
Richmond, Virginia 23219

Re: Apple REIT Nine, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarters Ended January 31, 2010, June 30, 2010, and September 30, 2010
File No. 000-53603

Dear Mr. Knight:

We have reviewed your response letter dated January 6, 2011. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

1. We note your response to comment 1 of our letter dated December 30, 2010 that the management and compensation committees of several REITs determine the allocations based on business activities. Please clarify whether any formal recordkeeping process was used to determine the expenses that would be allocated to you for reimbursement. If so, describe such process.

Item 6 – Selected Financial Data, page 19

2. We have read and considered your response to comment four. Your definition of FFO must be consistent with the definition of FFO as defined by the National Association of Real Estate Investment Trusts. As such, acquisition costs would not be an appropriate adjustment to FFO. Please revise future filings accordingly.

Related Parties, page 27

3.   We note that you have provided a breakdown of the amounts paid to A9A between advisory fees and reimbursable expenses. Please provide a similar breakdown for the amounts paid to ASRG in future filings.

Exhibits

4.   We note your response to comment 11 that you will file all future material contracts. To the extent that the incomplete currently filed contracts remain material in future periods, please file those agreements in their entirety with your next periodic report.

Compensation Discussion and Analysis

5.   We not your response to comment 13 regarding how allocations are made. You disclose on page 13 that an "overall targeted amount" is established. Please clarify if the overall target is established at the aggregate AR6 level and then allocated among the several REITs or if it is established at the individual REIT level based on actual time spent on you and your performance.   Please elaborate on FFO usage and disclose the FFO targets referenced on page 13. How do you determine whether FFO achievement is appropriately attributed to a certain officer? Are total bonuses determined at the aggregate level and then allocated to each Apple REIT registrant based on FFO? Similar disclosure should be included in future filings.

        You may contact Jerard Gibson, Attorney at (202) 551-3473, Duc Dang, Attorney at (20) 551-3386, Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any questions.

                                                Sincerely,

                                                Cicely LaMothe
                                                Accounting Branch Chief